

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

Via E-Mail
Nand Khanna
President and Chief Executive Officer
Sonasoft Corp.
2150 Trade Zone Blvd, Suite 203
San Jose, CA 95131

> **Re:** **Sonasoft Corp.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed January 2, 2013**
> **File No. 024-10327**

Dear Mr. Khanna:

We have reviewed your amended offering statement and have the following comments. Unless otherwise noted, prior comments refer to those in our letter dated October 18, 2012.

Part I – Notification, page 2

1.   We note your response to prior comment 1 and your continued use of the qualifier "to the best of our knowledge" in Item 2. Please tell us the cause of your uncertainty regarding whether you or your officers or directors are subject to any of the disqualification provisions in Rule 262. Alternatively, remove the qualifier.

Item 1. Significant Parties

Promoters of the Issuer, page 3

2.   Please revise to include the business and residential addresses for Subhash Sachdeva, Joseph Rapp, Ana Rapp, and Garrett Rackovich. Refer to Item 1 of Form 1-A.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 6

3.   We note your response to prior comment 4. You only disclose the names of two persons to whom you issued securities on December 29, 2011. Please disclose the names and identities of all of the persons to whom securities were issued on that date or advise why this is not required. Refer to Item 5(a)(4) Form 1-A.

4.   You disclose in Note 5 to your financial statements that you issued for cash 2,832,000 shares of your common stock during the quarter ended June 30, 2012 and 17,305,000 shares during the quarter ended September 30, 2012. You also disclose that you issued

26,334,920 shares during the quarter ended September 30, 2012 in exchange for services. These share issuances do not appear to be disclosed in this section. Please revise your disclosure accordingly or advise. Refer to Item 5 of Form 1-A.

Risks Related to Our Business

We may lose the collateral securing…, page 11

5.   Please revise the title of this risk factor to specify the collateral that secures the defaulted note to Dr. Japra.

Risks Related to Our Common Stock

You may not be able to liquidate your investment..., page 13

6.   We note your response to prior comment 9. This risk factor continues to state that you intend to seek a market maker to apply for a quotation on the OTC BB. Therefore, we reissue prior comment 9.

Business and Properties, page 14

7.   Please disclose the dollar amount of sales made through your distribution agreement with the managed services provider in fiscal 2012. If those sales accounted for 20% or more of your sales for the fiscal year, identify the managed services provider, describe the material terms of the distribution agreement and file the agreement as an exhibit. Refer to Question 3(d) of Offering Circular Model A.

8.   We note your response to prior comment 10. The nature of your work with Microsoft product support staff is unclear. Please revise to describe what it means to be a "Gold Partner of Microsoft" and discuss specifically how you work with Microsoft throughout your product development cycles.

OEM, page 15

9.   Please revise to describe what it means to be a member of the Intel Enabled Solutions Acceleration Alliance and disclose the dates of your membership. Also, we note from Intel's website that the Intel ESAA program was discontinued effective December 21, 2012. Please disclose how discontinuance of the program will affect your plans to develop a new sales channel using OEMs.

<u>(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents…, page 22</u>

10.   We note your response to prior comment 19. However, you did not disclose the amount you expended on research and development ("R&D") in fiscal 2012. Please revise your disclosure to provide all of the information on your R&D expenditures required by Question 3(h) of Offering Circular Model A.

<u>(b) State the probable consequences to the Company of delays…, page 21</u>

11.   We note your response to prior comment 21. Please revise to describe more specifically how your failure to achieve any of the milestones would affect you. We note your disclosure that failure to successfully achieve your first two milestones would impact your ability to grow revenues as projected but would not affect your liquidity or eventual path to profitability. Please revise to describe how failure to successfully achieve these milestones would not affect your "eventual path to profitability" and describe the timeframe for profitability if you do not reach these milestones. Please also address how delay or failure to achieve any of the milestones "would not impact the company's profitability."

<u>Offering Price Factors, page 24</u>

12.   Your revised disclosures on page 24 indicate that the outstanding shares at September 30, 2012 used to calculate your net tangible book value were 100,641,719. We note that you used the same number of shares to calculate the net loss per common share for the nine months ended September 30, 2012. Considering the company issued shares during this period, the weighted average shares outstanding for the nine months ended September 30, 2012 and the number of shares outstanding at September 30, 2012 should not be the same. Please revise your calculations and disclosures accordingly.

<u>11. Indicate whether the Company is having or anticipates within the next 12 months any cash flow or liquidity problems…, page 26</u>

13.   We note your response to prior comment 25. Please revise to disclose your estimated cash needs for the next 12 months given your pending litigation, the amounts due to Dr. Japra under the Note described on page 36 and the deferred compensation disclosed on page 37. Also, please disclose whether you anticipate having any cash flow or liquidity problems. We note that it does not appear that you intend to use any of the proceeds from this offering for the pending litigation, payments to be made on the Note or deferred compensation.

Capitalization, page 28

14.   Revise to include capitalization information as of the most recent balance sheet date included in the filing.

Plan of Distribution

27. Explain the nature of any resale restrictions…, page 30

15.   We note your response to prior comment 27. Please revise to describe the restrictions under Rule 144 and to clarify specifically when those restrictions will terminate.

(d) If any of the Company's key personnel are not employees but are consultants…, page 34

16.   We note your response to prior comment 31 and your reference to Exhibit 6.12. However, please disclose in this section the terms of your consulting agreement with Mr. Sachdev. Refer to Question 35(d) of Offering Circular Model A.

Notes to Financial Statements

General

17.   We note from your response to prior comment 36 that you replaced the reference to SFAS 109 with ASC 740 on page 56. With regards to this change, please further revise to remove your reference to "overriding" SFAS 109 as the reference to the codification on its own is sufficient. In addition, the reference to SFAS 109 in our prior comment was intended to provide an example of the disclosures you should revise. In this regard, we note various other references to the pre-codification literature throughout the filing. Please revise to remove all such references and replace with the appropriate codification reference.

Note 1. Summary of Significant Accounting Policies and Organization

(A) Organization, page F-5

18.   Your response to prior comment 38 states that you revised your disclosures to now indicate that both the interim and annual financial statements are prepared in accordance with US GAAP and that the interim financial statements include all the notes and disclosures as provided for annual financial statements. However, we note that the disclosures on page F-5, as referenced in our prior comment, remain unchanged. Please tell us where you included the disclosures referenced in your response or revise accordingly.

(G) Revenue Recognition, page F-6

19.   We note from your response to prior comment 39 that your arrangements may include a combination of software and installation and/or maintenance services. However, it remains unclear how you allocate the total arrangement fee amongst the various elements in your multiple element arrangements.   Please explain further how you establish VSOE of fair value for <u>each</u> of the elements included in your multiple-element arrangements. In this regard, your response refers to VSOE of fair value based on "the software product price" in one example and the "price charged for the number of licenses sold" in another. Pursuant to the guidance in ASC 985-605-25-6, the fee should be allocated to the various elements in the arrangement (i.e., software product, installation services and maintenance services) based on VSOE of fair value, <u>regardless</u> of any separate prices stated in the contract for each element. Therefore, please describe the process you use to evaluate the various factors that affect your VSOE, including customer type, product, level of support and other pricing factors. Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value.

20.   We also note that your maintenance contract terms can range from one to three years. Tell us when you typically bill for these maintenance services (i.e., all up-front, annually for multiple-term contracts, quarterly, monthly, etc.). Also, tell us the amount of deferred revenue related to such services for each period presented and tell us where you have included the deferred revenue in your balance sheet.

Note 6. Stock Option Plan, page F-10

21.   The table at the top of page F-11 appears to provide information about the number of shares outstanding at June 30, <u>2008</u>. Please revise to provide this information as of December 31, 2011 and September 30, 2012.

Note 7. Commitments and Contingencies

(B) Product Development/Royalty Agreement, page F-11

22.   We note your response to prior comment 40 regarding your royalty agreement with Integra Micro. Please explain further the following:

- Tell us the amount of royalties paid for each period presented and where such amounts are reflected in your income statements;
- Tell us the amounts not yet paid at December 31, 2011 and September 30, 2012 and how such amounts are reflected in the corresponding balance sheets;
- Tell us to which products this royalty arrangement relates; and
- Explain why your disclosures in Note 7(B) indicate that no liability is owed to the developer until the release of the product, which is estimated to be in September 2009, or revise to update your disclosures accordingly.

Note 9. Convertible Note Payable – Related Party, page F-12

23.   Revise to include the outstanding balance for both the convertible note with the company's landlord/director and the long-term loan with the director at each balance sheet date, as well as any other loans not currently disclosed and ensure that this information reconciles to the total notes payable as reflected on the balance sheet. Also, expand your disclosures to include a discussion regarding the terms of the note (i.e. issuance date, maturity date, interest rate, etc.).

Management's Discussion and Analysis of Certain Relevant Factors, page 55

24.   Please revise to clarify the nature of the "product problem" and "customer acceptance issues" that you experienced with SonaExchange and SonaSQL and clarify if you continue to sell these products. Please revise the disclosure under "Business and Properties" on page 14 to disclose the problems you encountered with your older products and disclose the approximate timeframe when you began to focus your marketing and sales efforts on SonaVault. Also, provide quantitative support for your claim in this section that the "SonaVault archiving product line has begun to sell better since 2011."

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551- 3316 or me at (202) 551-3456 with any other questions. If you thereafter have questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc (by e-mail):   Gregg E. Jaclin, Esq.
                        Anslow & Jaclin LLP